UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended March 31, 2007

OR

()	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____ to ____.

Commission File No. 0-23832

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PSS WORLD MEDICAL, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PSS WORLD MEDICAL, INC.

4345 Southpoint Boulevard

Jacksonville, Florida 32216

REQUIRED INFORMATION

The PSS World Medical, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following financial statements and schedules of the Plan have been prepared in accordance with the financial reporting requirements of ERISA.

PSS WORLD MEDICAL, INC. SAVINGS PLAN

March 31, 2007 and 2006

Table of Contents

Page

Report of Independent Public Accounting Firm	4

Financial Statements:

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7-13

Supplemental Schedules*:

Schedule H, Line 4a Schedule of Delinquent Participant Contributions	14
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)	15-16

* Other schedules required by 29 CFR 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant–directed investment transactions.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

PSS World Medical, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended March 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of PSS World Medical, Inc. Savings Plan as of March 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules: Schedule H, Line 4a- Schedule of Delinquent Participant Contributions and Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of March 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

September 19, 2007

Certified Public Accountants

Jacksonville, Florida

4

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$131,299,983	$113,890,929
Receivables:
Employee contribution	4,024	--
Employer contribution	--	26,358
Total receivables	4,024	26,358
Total assets	131,304,007	113,917,287
Liabilities
Payables	681,674	--
Net assets available for benefits at fair value	$130,622,333	$113,917,287
Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	125,813	101,377
Net assets available for benefits	$130,748,146	$114,018,664

The accompanying notes are an integral part of these financial statements.

5

PSS WORLD MEDICAL, INC. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Year ended March 31, 2007

2007

Additions to net assets available for benefits:
Investment Income:
Dividends and interest income	$ 3,835,513
Net appreciation in fair value of investments	6,240,412
Total investment income	10,075,925
Other Income:
Participant income from settlement	882,757
Total other income	882,757
Contributions:
Participant	8,643,275
Employer	1,625,547
Rollovers from qualified plans	1,080,026
Total contributions	11,348,848
Total additions	22,307,530
Deductions from net assets available for benefits:
Benefits paid to participants	(5,564,872)
Administrative expenses	(13,176)
Total deductions	(5,578,048)
Net increase	16,729,482

Net assets available for benefits:
Beginning of year	114,018,664
End of year	$130,748,146

The accompanying notes are an integral part of these financial statements.

6

(1)      Description of Plan

The following description of PSS World Medical, Inc. Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution retirement plan covering substantially all employees of PSS World Medical, Inc. and its subsidiaries (the Company or employer). The Plan was created under the provisions of Section 401(a) of the Internal Revenue Code (the IRC) and includes a qualified deferred arrangement, as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan (ESOP), whereby employee and employer contributions can be invested in PSS World Medical, Inc. common stock (the Company’s stock). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA), as amended.

(b)	Plan Administration

Effective December 31, 2004, Principal Financial Group purchased ABN AMRO Trust Services Company. All record keeping and trustee responsibilities were transferred from ABN AMRO Trust Services Company to Principal Financial Group (Trustee). Effective October 28, 2005, a record keeping conversion occurred where all investments were transferred from ABN AMRO Trust Services Company’s record keeping system to Principal Financial Group’s record keeping system.

(c)	Eligibility

Any employee of the Company is eligible to participate in the Plan upon completing 30 days of service. Plan entry dates are the first day of each month within the Plan year.

(d)	Contributions

The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can elect to defer up to 85% but not less than 1% of compensation, as defined by the Plan and as limited by requirements of the IRC. Participants who have attained age 50 before the close of the calendar year are eligible to make an additional elective deferral contribution. Participant elective contributions are invested by the Trustee in the investment options (mainly mutual funds and employer securities) as directed by the participant. The Plan also allows participants to make elective contributions from bonuses.

The Company may make the following types of contributions: (i) supplemental ESOP matching contributions, (ii) ESOP matching contributions, (iii) Non-ESOP matching contributions, (iv) ESOP employer contributions, and (v) Qualified Nonelective contributions.

Supplemental ESOP Matching Contributions

For the Plan year ended March 31, 2007, the Company made no Supplemental ESOP Matching Contributions.

ESOP Matching Contributions

For the Plan year ended March 31, 2007, the Company made no ESOP Matching Contributions.

Non-ESOP Matching Contributions

The Company’s board of directors may elect annually to make a discretionary contribution in the form of a non-ESOP matching contribution (contributions to be invested at the direction of the

7

participant). Such contributions are allocated to participants based on the formula established by the board of directors. The board of directors also determines the percentage of each participant’s elective contributions to be matched as well as the maximum amount of match to be contributed. A participant must make elective salary deferrals to be eligible for such matching contributions.

Non-ESOP Matching Contributions for each eligible participant are equal to the lesser of (i) 50% of a participant’s elective deferral amount up to 6% of a participant’s compensation for the Plan year or (ii) $1,250. This Non-ESOP Matching Contribution is subject to a six-year vesting schedule, as described in note 1(e), Vesting. The Non-ESOP Matching Contributions for the Plan year ended March 31, 2007 were $1,625,547.

ESOP Employer Contributions

There were no ESOP employer contributions for the Plan year ended March 31, 2007.

Qualified Nonelective Contributions

The Company’s board of directors may also elect annually to make qualified nonelective contributions. Such contributions may be allocated to a limited number of nonhighly compensated employees and are only made to eliminate potential discrimination with respect to participant elective contributions or employer matching contributions that would otherwise favor highly compensated employees. There were no qualified nonelective contributions for the Plan year ended March 31, 2007.

(e)	Vesting

Participants are immediately vested in their contributions. Participants are vested in the Company’s ESOP matching contributions, Non-ESOP matching contributions, ESOP employer contributions, and earnings thereon based on years of continuous service, as defined in the Plan, according to the following schedule:

Less than two years of service	0%
Two years but less than three years	20%
Three years but less than four years	40%
Four years but less than five years	60%
Five years but less than six years	80%
Six years or more	100%

In the event of total and permanent disability or death, a participant shall become 100% vested in the participant’s account balance.

(f)	Forfeited Accounts

Nonvested portions of the Company’s discretionary contributions are forfeited as of a participant’s termination date and are used to reduce future Company matching contributions. During the Plan year ended March 31, 2007, forfeitures of nonvested accounts totaled $104,625. At March 31, 2007 and March 31, 2006, forfeited, nonvested accounts of $303,870 and $199,245, respectively, were reflected in the accompanying statements of net assets available for benefits.

(g)	Benefits Paid to Participants

Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in the participant’s account. Balances in participant accounts are paid in a single lump sum. On

8

December 26, 2003, the Plan was amended to comply with final regulations issued under Code Section 401(a)(9) regarding required minimum distributions.

Participants who have an account balance in the Company’s stock fund will have their account balances distributed in shares of the Company’s stock (with fractional shares paid in cash) or cash as elected by the participant with payment to the participant at their direction. On March 28, 2005, the Plan was amended to address federally mandated automatic rollovers, where certain distributions may be rolled over to an Individual Retirement Plan. On April 1, 2006, the Plan was amended to add two new reasons for receiving a hardship withdrawal and a restriction was placed on making bottom-up qualified nonelective contributions.

(h)	Participant Loans

The Plan does not permit participant loans.

(i)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contribution, and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(j)	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Transfer Agent of the Company prior to the time that such rights are to be exercised. The Trustee will vote any allocated shares according to the instructions given by a participant. If no instructions are given to the Trustee by a participant, the Trustee will vote any allocated shares on behalf of the collective best interest of plan participants and beneficiaries.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principals requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at March 31, 2007.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for

9

benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in contracts through a collective trust. Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of March 31, 2006, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Net appreciation in fair value of investments is allocated on a daily basis to participant accounts. Purchases and sales of investments are recorded on a trade date basis.

(d)	Investment Valuation

Investments in mutual funds are stated at fair value, which is based on published market quotations on national exchanges. Investments in common collective trusts are stated at the fair value of the underlying investments as based on information using the audited financial statements of the collective trust and changes in such amounts through the Plan’s year end. Money market funds are valued at cost, which approximates fair value. The Company’s common stock as of March 31, 2007 is valued at a unit value determined by the amount of shares of stock and cash held within the unitized stock fund.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Net Appreciation in Fair Value of Investments

Net realized gains (losses) from the sales of investments and the changes in the unrealized appreciation (depreciation) on investments held are recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

(g)	Administrative Expenses

Administrative expenses reflected in the statement of changes in net assets available for benefits of $13,176 represent distribution fees paid by participants. All other Plan expenses were paid by the Company for the year ended March 31, 2007.

(h)	Recent Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

10

(3)	Investments

All investment elections are participant-directed funds. The following presents investments that represent 5% or more of the Plan’s net assets as of March 31, 2007 and 2006:

Description of Asset	2007	2007	2006	2006
	Units	Value	Units	Value
PSS World Medical Inc. Common stock	2,056,404	$39,174,817	2,221,188	$38,589,411
ABN AMRO Income Plus Fund*	1,940,970	12,044,689	1,334,327	7,931,155
Janus Mid Cap Value Fund	483,439	11,955,417	402,282	9,457,667
T Rowe Price Growth Stock Fund	340,342	10,690,140
William Blair Small Cap Growth Fund	379,893	9,850,624	360,595	9,595,413
Principal Global Investors S&P 500 Index	920,899	9,356,328
American Europacific Growth Fund	159,569	7,646,563	103,289	4,565,351
PIMCO Total Return Fund	652,199	6,802,432	895,106	9,246,427
ABN AMRO Growth Fund			456,155	10,546,291
Dreyfus S&P 500 Index			201,035	7,607,176
Oppenheimer Global Fund	79,542	5,853,487	82,575	5,868,597

* Amounts for the ABN AMRO Income Plus Fund are stated at contract value

During the year ended March 31, 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

PSS World Medical, Inc. common stock	$3,670,143
Mutual funds	2,253,215
Common collective trusts	317,054
Net appreciation in fair value of investments	$6,240,412

(4)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 21, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan continues to be designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan document.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested in their employer contributions.

11

(6)	Related Party Transactions

At March 31, 2007 and 2006, the Plan owned 1,845,554 and 1,950,075 shares of the Company’s common stock, respectively, which represents approximately 2.7% and 2.9% of the outstanding common stock of the Company, respectively. See Note 10 for further transaction information during the year.

The payables at March 31, 2007 represent refunds paid to participants to satisfy the Actual Deferral Percentage Test.

(7)	Risk and Uncertainties

The Plan invests in various investment securities including the Company’s common stock (approximately 30% of net assets available for benefits at March 31, 2007), as described in note 3. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at March 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$130,748,146	$114,018,664
Benefits allocated to participants	681,674	--
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(125,813)	--
Net assets available for benefit per Form 5500	$131,304,007	$114,018,664

The following is a reconciliation of the change in net assets available for benefits per the financial statements at March 31, 2007 to Form 5500:

2007
Change in net assets available for benefits per the financial statements	$16,729,482
Benefits allocated to participants	681,674
Adjustment to fair value from contract value for investment
relating to fully benefit-responsive investment contracts	(125,813)
Net income per Form 5500	$17,285,343

(9)	Untimely Remittance

At March 31, 2007, the Company had not remitted $4,650 in participant contributions within the prescribed time frames required by DOL Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transaction. In addition, participant accounts have been credited with the amount of investment income which would have been earned had the participant contribution been remitted on a timely basis.

(10)	Gain From Class Action Settlement

In May 1998, the Plan Sponsor and certain of its current and former officers and directors were named as defendants in a securities class action lawsuit (Jack Hirsch v. PSS World Medical, Inc.). During the three months ended December 30, 2005, the Plan Sponsor settled the claim, which resulted in a recovery by the Plan of $882,757. This recovery was allocated to participants who held units of the PSS World Medical Inc. Common stock Fund on April 1, 1998 and is classified as Other Income in the Statement of Changes in Net Assets Available for Benefits.

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions March 31, 2007

Identity of party involved	Relationship to plan employer or other party-in-interest	Lost Interest	Principal Value on line 4(a)
PSS World Medical, Inc.	Plan sponsor	$ 101	$ 4,650

See accompanying independent auditors’ report.

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) March 31, 2007

	Identity of party involved		Description of investment	Current Value
*	PSS World Medical, Inc.		PSS World Medical, Inc. common stock 1,845,554
			underlying shares	39,174,817
	Janus Capital Group		Janus Mid Cap Value Fund	10,358,427
	William Blair & Company		William Blair Small Cap Growth Fund	9,523,173
	ABN AMRO Asset Management		ABN AMRO Income Plus Fund	8,975,701
	T Rowe Price		T Rowe Price Growth Stock Fund	8,726,885
	Oppenheimer Funds		Oppenheimer Global Fund	5,853,487
	American Funds Service Company		American Europacific Growth Fund	5,202,500
	Principal Financial Group		Principal Global Investors S&P 500 Index	5,087,093
	Pacific Investment Management Company		PIMCO Total Return Fund	4,534,338
			PIMCO Real Return Admin Fund	12,529
	Royce & Associates		Royce Pennsylvania Mutual Fund	3,640,745
	Van Kampen Investments		Van Kampen Growth & Income Fund	3,254,078
	Goldman Sachs Asset Management		Goldman Sachs Growth Opportunities Fund	1,720,370
	Alliance Capital Management		Alliance Growth & Income Fund	663,984

*	Principal Financial Group		PSS World Medical, Inc., Moderate Portfolio, 1,885,172 units
		*	Principal Global Investors S&P 500 Index	2,402,219
			ABN AMRO Income Plus Fund	2,256,409
			PIMCO Real Return Admin Fund	1,711,461
			PIMCO Total Return Fund	1,627,280
			Alliance Growth & Income Fund	1,544,672
			American Europacific Growth Fund	1,390,734
			Van Kampen Growth & Income Fund	1,051,187
			T Rowe Price Growth Stock Fund	1,045,849
			Janus Mid Cap Value Fund	929,547
			Goldman Sachs Growth Opportunities Fund	627,881
			Royce Pennsylvania Mutual Fund	468,641
			William Blair Small Cap Growth Fund	156,406
				15,212,286
*	Principal Financial Group		PSS World Medical, Inc., Moderate Aggressive Portfolio, 605,024 units
		*	Principal Global Investors S&P 500 Index	976,738
			Alliance Growth & Income Fund	594,946
			American Europacific Growth Fund	549,884
			Van Kampen Growth & Income Fund	490,945
			T Rowe Price Growth Stock Fund	487,362
			PIMCO Total Return Fund	416,934
			ABN AMRO Income Plus Fund	382,767
			Janus Mid Cap Value Fund	341,095
			PIMCO Real Return Admin Fund	289,726
			Goldman Sachs Growth Opportunities Fund	244,496
			Royce Pennsylvania Mutual Fund	147,287
			William Blair Small Cap Growth Fund	99,135
				5,021,315
*	Principal Financial Group		PSS World Medical, Inc., Aggressive Portfolio, 355,617 units
		*	Principal Global Investors S&P 500 Index	800,955
			Alliance Growth & Income Fund	512,864
			American Europacific Growth Fund	451,147
			T Rowe Price Growth Stock Fund	385,302
			Van Kampen Growth & Income Fund	384,973
			Janus Mid Cap Value Fund	288,976
			Goldman Sachs Growth Opportunities Fund	192,651
			Royce Pennsylvania Mutual Fund	128,748
			William Blair Small Cap Growth Fund	64,507
				3,210,123

*	Principal Financial Group		PSS World Medical, Inc., Moderate Conservative Portfolio, 102,661 units
			ABN AMRO Income Plus Fund	175,092
			PIMCO Total Return Fund	125,216
			PIMCO Real Return Admin Fund	125,189
		*	Principal Global Investors S&P 500 Index	73,567
			Alliance Growth & Income Fund	51,505
			American Europacific Growth Fund	44,377
			T Rowe Price Growth Stock Fund	36,850
			Van Kampen Growth & Income Fund	36,819
			Janus Mid Cap Value Fund	29,480
			Royce Pennsylvania Mutual Fund	14,775
			Goldman Sachs Growth Opportunities Fund	14,740
			William Blair Small Cap Growth Fund	7,403
				735,013
*	Principal Financial Group		PSS World Medical, Inc., Conservative Portfolio, 62,036 units
			ABN AMRO Income Plus Fund	128,907
			PIMCO Total Return Fund	98,664
			PIMCO Real Return Admin Fund	98,481
		*	Principal Global Investors S&P 500 Index	15,756
			Alliance Growth & Income Fund	11,818
			American Europacific Growth Fund	7,921
			T Rowe Price Growth Stock Fund	7,892
			Janus Mid Cap Value Fund	7,892
			Van Kampen Growth & Income Fund	7,886
			Royce Pennsylvania Mutual Fund	3,956
			Goldman Sachs Growth Opportunities Fund	3,946
				393,119
				$ 131,299,983

* Party-in-interest

See accompanying independent auditors’ report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 19, 2007

PSS WORLD MEDICAL, INC. SAVINGS PLAN

By:	PSS WORLD MEDICAL, INC. , as Plan Administrator
By:	/s/ David M. Bronson
David M. Bronson Executive Vice President and Chief Financial Officer (Duly Authorized Officer and Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number

23	Consent of Independent Registered Public Accounting Firm